For Immediate Release
August 9, 2012

Manulife Financial reports 2Q12 net loss of $300 million after absorbing a $677 million charge for long term interest rate assumptions. Hedging proved highly effective, strategic execution was sound, insurance sales were strong and all-time records were set in several businesses.

Substantive progress against strategic priorities:

•
Developing our Asian opportunity to the fullest – generated double digit year over year sales1 growth in a number of our Asian territories and record insurance sales in Japan, Hong Kong and Indonesia; added the resources needed to support our strategic bancassurance partnership with Bank Danamon in Indonesia; and opened operations in Cambodia marking our entrance into our eleventh territory in Asia.

•
Growing our less guarantee-dependent wealth and asset management businesses in the U.S., Canada and Asia – recorded positive net flows that contributed to all-time record funds under management1 despite the decline in North American mutual funds sales; continued to show solid growth in Manulife Bank and group pension businesses in North America; and generated strong growth of foreign currency fixed annuity sales in Japan.

•
Continuing to build our balanced Canadian franchise – delivered strong Group Benefits sales; reported individual insurance sales aligned with our lower risk strategy; and achieved record assets of over $21 billion in Manulife Bank.

•
Continuing to grow higher ROE1, lower risk U.S. businesses – continued strong sales in our 401(k) and life businesses with a more favourable business mix; recently launched new lower risk insurance products continued to be successful; and recorded positive net flows in mutual funds.

Other highlights:
•	Delivered robust insurance sales growth of 55 per cent fuelled by all-time record insurance sales in Japan, Hong Kong and Indonesia.
•	Achieved another all-time record funds under management of $514 billion.
•	Generated strong new business embedded value1 of $296 million.
•	Improved underlying earnings from the first quarter of 2012.
•	Market impacts were mitigated by our highly effective hedging programs.
•	Update of fixed income URR resulted in a $677 million charge.
•	Ended the quarter with a MLI MCCSR ratio of 213 per cent and reduced leverage.
•	Estimated impact of 3Q12 basis changes to be up to $1 billion, most of which relates to businesses that are not part of our go forward strategy.
•	Net income in accordance with U.S. GAAP1 for the second quarter was $2.2 billion.

1	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

August 9, 2012 – Press Release Reporting Second Quarter Results

TORONTO – Manulife Financial Corporation (“MFC”) announced today a net loss attributed to shareholders of $300 million for the quarter ended June 30, 2012, reflecting the challenging equity markets and interest rate environment. Despite the reported loss, MFC delivered strong growth in insurance sales, substantially reduced its risk profile and strengthened its underlying earnings. For the quarter, the fully diluted loss per common share (“EPS”) was $0.18 and return on common shareholders’ equity (“ROE”) was (5.8) per cent.

President and Chief Executive Officer Donald Guloien stated, “While volatile equity markets and lower interest rates took their toll, we made substantive progress against our strategic priorities, delivered excellent operating results and prudently managed our capital and financial position.  We improved our product mix, increased pricing on a number of products, delivered robust insurance sales growth, achieved another all-time record in funds under management, generated strong new business embedded value and strengthened underlying earnings. Our variable annuity hedging program was highly effective during the quarter and we significantly reduced our earnings sensitivity to interest rates.”

Mr. Guloien added, “On the other hand, we need to remind investors of the third quarter basis changes and that the impact of the continued macro-economic headwinds makes the achievement of our 2015 objectives more of a stretch.”

Chief Financial Officer Steve Roder commented, “We are pleased with our record sales in a number of our Asian territories, many showing year over year double digit growth. We continued to execute on our strategy to diversify our distribution channels, with particularly strong results through the managing general agent channel in Japan and Bank Danamon in Indonesia. While the poor macro-economic environment put pressure on our wealth management sales in North America and on asset values, we reported another all-time record $514 billion funds under management.”

Mr. Roder added, “We will be completing our annual review of actuarial methods and assumptions in the third quarter of 2012. While we cannot currently quantify the likely impact, the high end of the range of potential outcomes, based on our preliminary work, is currently in the order of $1 billion.  Most of the impact relates to products and businesses which are not a substantial part of our go-forward new business plans. The ultimate outcome will also be impacted by market conditions at the end of the third quarter.”

Mr. Roder continued, “We would like to remind investors that due to the unfavourable economic conditions we increasingly view our goal of $4 billion in earnings in 2015 as a stretch target.  We are reviewing the targets as part of our planning process and will update investors at our November Investor Day. We remain focused on the efficiency and effectiveness of our business and protecting margins.”

Mr. Roder concluded, “We are pleased that our variable annuity hedging program offset 88 per cent of the negative market impacts in the quarter and was essentially fully effective for the first half of the year. We remain ahead of our timetable on hedging and have reduced our earnings sensitivity to interest rates. We ended the second quarter of 2012 with reduced leverage and a capital ratio of 213 per cent. This position is further supported by our de-risking activities.”

August 9, 2012 – Press Release Reporting Second Quarter Results

Highlights for the Second Quarter and First Half of 2012:

•	Delivered robust insurance sales growth2 of 55 per centover the second quarter of 2011fuelled by all-time record insurance sales in Japan, Hong Kong and Indonesia in high demand products:

•
Record insurance sales in Asia in the second quarter were 17 per cent higher compared to the second quarter of 2011 with growth fuelled by record sales in Japan, Hong Kong and Indonesia. In Indonesia the sales increase was due to growth of the bancassurance channel, particularly from Bank Danamon. Insurance sales benefited from a tax change in Japan and product changes in Hong Kong that will not be repeated in the third quarter of 2012.

•
In Canada, second quarter insurance sales increased almost 200 per cent from the second quarter of 2011, driven by record Group Benefits sales and strong sales in Affinity. The substantial increase in Group Benefits sales was largely due to a large case transaction and reflects our strategy to continue to build our balanced Canadian franchise.

•
In the U.S., second quarter insurance sales decreased two per cent from the same period of the prior year despite the continued momentum in life insurance sales and a more favourable business mix. Lower sales in Long-Term Care reflected new business price increases implemented to reduce our risk profile.

•
Wealth management sales declined in North America largely due to the macro-economic and competitive environment, but MFC achieved another all-time record funds under management (“FUM”) of $514 billion, despite the lower equity markets:

•	In Asia, second quarter wealth sales increased three per cent as compared to the same period of 2011 due to strong fixed annuity sales in Japan, and increased sales in the Philippines and in Taiwan.

•
In Canada, second quarter wealth sales declined 12 per cent from the second quarter of the prior year, as the competitive environment, prolonged low interest rates and volatile equity markets continued to negatively impact sales. Manulife Bank reported record assets of over $21 billion as at June 30, 2012, driven by an increase in new lending volumes and strong client retention in the quarter.

•
In the U.S., second quarter wealth sales decreased eight per cent from the second quarter of 2011 largely due to the decline in annuity sales reflecting the continued low interest rate environment and actions taken to reduce risk. This decline more than offset favourable sales and higher recurring deposits from existing participants in the 401(k) business.

•
Generated strong new business embedded value (“NBEV”)3 of $296 million in the second quarter of 2012 largely due to increased insurance sales, price increases implemented over the past year and improved product mix which partially offset the impacts of the macro-economic environment.

•
Strengthened underlying earnings from the first quarter as a result of improved policyholder experience, lower new business strain as a result of re-pricing initiatives and improved product mix despite the decline in interest rates in the quarter.

2
Sales, premiums and deposits and funds under management growth (decline) rates are quoted on a constant currency basis. Constant currency is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

3	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

August 9, 2012 – Press Release Reporting Second Quarter Results

•	Market impacts were significantly mitigated by our highly effective hedging programs:

•
Despite significant market volatility our variable annuity hedging program mitigated 88 per cent of the effects of lower equity markets and interest rates in the quarter, and was essentially fully effective in the first half of the year, with a $19 million gain.

•	We significantly reduced our earnings sensitivity to interest rates in the quarter and remained ahead of our hedging timetable.

•	Reported net loss attributed to shareholders of $300 million:

•
The net loss attributed to shareholders was primarily driven by a charge of $727 million relating to the direct impact of equity markets and interest rates of which $677 million resulted from the update of fixed income ultimate reinvestment rates (“URR”) used in the valuation of policy liabilities.  This update included the introduction of a new assumed reinvestment scenario for Canadian liabilities which contributed to the reduction in interest rate sensitivity in the quarter.  As we intend to update our URR assumptions quarterly commencing in 2013, the second quarter’s URR update assumed the continuation of June 2012 rates until the end of 2012.

•
Net income excluding the direct impact of equity markets and interest rates4 was $427 million and in addition there were a number of other notable items totaling a charge of $124 million that impacted earnings this quarter. Net income excluding notable items4 was $551 million.

•
For the first half of 2012, net income attributable to shareholders was $906 million versus $1.5 billion for the same period of 2011. Net income excluding the direct impact of equity markets and interest rates was $1.6 billion for the first half of 2012 as compared to $1.8 billion for the same period of 2011. While MFC’s earnings benefited from price increases instituted in the last year they were offset by a reduction in earnings from reinsurance transactions and higher macro-hedging costs.

•
Continued to generate investment gains, which contributed $83 million to earnings. Major drivers included: fixed income trading, fair value appreciation in our real estate and private equity assets that exceeded actuarial assumptions as well as asset mix changes. These were partially offset by the impact of lower valuations on our oil and gas holdings.

•
Ended the quarter with a MCCSR ratio of 213 per cent for The Manufacturers Life Insurance Company (“MLI”), and with reduced leverage. The MCCSR ratio was lower than the previous quarter due to our capital management activities and a decline in reported earnings, which more than offset the benefit from reinsurance initiatives.

•	Entered into a reinsurance agreement to coinsure approximately 70 per cent of a block of U.S. fixed deferred annuity business, resulting in a three percentage point benefit to MLI’s MCCSR.

•	Received three additional state approvals on Long-Term Care price increases on in-force retail business bringing our total to 35 states.

•
Net income in accordance with U.S. GAAP4 for the second quarter was $2.2 billion, or $2.5 billion higher than our results under the Canadian version of IFRS5 and total equity in accordance with U.S. GAAP4 was $16.6 billion higher than under IFRS. The primary driver of the quarter’s higher U.S. GAAP earnings compared to IFRS earnings relates to variable annuity accounting differences.

4	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

5
The Canadian version of IFRS uses IFRS as issued by the International Accounting Standards Board. However because IFRS does not have an insurance contract measurement standard, we continue to use the Canadian Asset Liability Method (CALM).

August 9, 2012 – Press Release Reporting Second Quarter Results

	3 months ending			6 months ending
C$ millions (unless otherwise stated)	2Q 2012	1Q 2012	2Q 2011	1H 2012	1H 2011
Net income (loss) attributed to shareholders	(300)	1,206	490	906	1,475
Net income (loss) attributable to common shareholders	(328)	1,182	468	854	1,433
Direct impact of equity markets & interest rates	(727)	75	(439)	(652)	(328)
Net income excluding the direct impact of equity markets and interest rates6, 7	427	1,131	929	1,558	1,803
Notable items excluding the direct impact of equity markets and interest rates	(124)	658	256	534	688
Net income excluding notable items7	551	473	673	1,024	1,115
EPS (C$)	(0.18)	0.66	0.26	0.47	0.80
ROE7 (annualized)	(5.8)%	21.0%	8.2%	7.5%	12.8%
FUM7 (C$ billions)	514	512	481	514	481

SALES AND BUSINESS GROWTH

Asia Division

Robert Cook, President and Chief Executive Officer of Manulife Financial Asia Limited stated, “It is gratifying to achieve record sales results this quarter, but I am even prouder of the emergence of green shoots from the seeds we planted for our future. We successfully hired the team and built the systems needed for the July 1st launch of our partnership with Bank Danamon, and we opened operations in our eleventh territory in Asia, Cambodia.”

Asia Division posted record Insurance sales7 of US$417 million for the second quarter of 2012, an increase of 17 per cent over the second quarter of 2011.

•
Record Hong Kong insurance sales of US$81 million were up 62 per cent over the second quarter of 2011 and benefited from strong sales of our whole life par product prior to price increases effective in June 2012.

•
Insurance sales in Other Asia (Asia other than Hong Kong and Japan), were US$98 million, 19 per cent higher than the second quarter of 2011.  Record sales in Indonesia were driven by growth in our bancassurance channel, particularly sales from Bank Danamon. In Vietnam, our growth momentum continued with sales up 26 per cent over the same quarter of the prior year.

•
Record Japan insurance sales of US$238 million were seven per cent higher than the second quarter of 2011.  We continue to see strong growth in sales through the managing general agent (MGA) channel, which now represents about three quarters of our insurance sales in Japan. In addition to strong cancer product sales in the second quarter, we also had significant sales of our increasing term product.

6   See table “Total other notable items” below.

7   This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

August 9, 2012 – Press Release Reporting Second Quarter Results

Second quarter 2012 wealth sales of US$1.4 billion were three per cent higher than the second quarter of 2011.

•	Japan sales of US$373 million were more than double the second quarter of 2011 driven by continued strong growth of foreign currency fixed annuity sales through the bank channel.

•
Wealth sales in Other Asia were US$849 million, eight per cent lower than the second quarter of 2011. Year over year growth in Taiwan and the Philippines was more than offset by a decline in Manulife TEDA, where second quarter sales were negatively impacted by market volatility.

•	Hong Kong sales of US$162 million were 36 per cent lower than the second quarter of 2011 as the business continued to be impacted by volatile markets.

We continued to successfully execute our Asian growth strategy of building distribution capacity in both the agency and bank channels.  Distribution highlights include:

•
Insurance sales through the bank channel were triple the second quarter 2011 levels in Hong Kong and in Indonesia. In Indonesia, insurance sales through Bank Danamon grew by 40 per cent compared with the first quarter of 2012 as we continued to build momentum ahead of the July 1, 2012 start of our exclusive partnership with Bank Danamon.

•	At June 30, 2012, we had over 50,000 agents, an increase of 14 per cent over the June 30, 2011 level. Seven of ten territories reported double digit growth compared to June 30, 2011.

Canadian Division

“We are very pleased with the strong sales performance in both Group Benefits and Group Retirement Solutions to date this year,” said Paul Rooney, President and CEO, Manulife Canada. “In addition, second quarter travel sales were up almost 50 per cent year over year and Individual Insurance continued to drive our desired shift in mix of business. Mutual fund sales continued to be challenged by the unsettled conditions affecting the entire mutual fund industry as a result of persistent volatility in equity markets and interest rates. Our focus on further building our mutual fund franchise was rewarded by the addition of seven more Manulife Mutual Funds to the recommended lists of our broker-dealer distribution partners during the quarter.”

According to the most recently published industry information, both Group Benefits and Group Retirement Solutions (GRS) led the market in sales in the first quarter of 20128. Group Benefits continued its strong momentum with record sales of $374 million in the second quarter, while GRS’ second quarter sales of $99 million declined relative to the strong first quarter of 2012 and to the second quarter of 2011, reflecting normal variability of sales in the group market.

Individual Insurance sales continued to align with our strategy to reduce new business risk, with a significantly lower proportion of sales with guaranteed long duration features compared with one year ago. In recognition of the additional declines in interest rates during the year, we introduced further price increases for long duration products in June 2012. Second quarter sales of recurring premium business of $68 million were marginally above second quarter 2011 levels. Single premium sales of $56 million rose 30 per cent from the second quarter of 2011, driven by expanded distribution of travel insurance.

8	Based on quarterly LIMRA industry sales report as at March 31, 2012.

August 9, 2012 – Press Release Reporting Second Quarter Results

Individual Wealth Management sales of $2.3 billion increased five per cent from the first quarter of 2012 and were nine per cent below the same period of 2011. Contributing to the decline were the continuing unsettled market conditions due to persistent equity market volatility and low interest rates.  As at June 30, 2012, Manulife Bank achieved record assets of over $21 billion. New lending volumes for the quarter increased by nine per cent from second quarter 2011 levels to a near-record $1.3 billion.

Manulife Mutual Funds’ (MMF) assets under management (AUM) of $18.7 billion at June 30, 2012 increased by three per cent compared with June 30, 2011, while industry AUM remained essentially unchanged9.   MMF sales in the second quarter were $382 million, a decline of 45 per cent from the record levels reported in the second quarter of 2011, which included $100 million in deposits to a closed end fund. Euro zone market volatility and the resulting decline in Canadian equity markets impacted investor confidence and industry net sales9 were down 35 per cent in the second quarter compared with the second quarter of 2011. MMF net sales also declined, but more moderately than the industry average.

Sales of segregated fund products were $563 million in the second quarter, modestly below the same period last year. Fixed rate product sales continued at lower levels, reflecting the continued low interest rate environment.

U.S. Division

Jim Boyle, President, John Hancock Financial Services, reported, "We are pleased with the traction we have been able to achieve in our Retirement Plan Services business.  This resulted in record second quarter sales results.  Across all businesses, we continue to focus on developing products with reduced risk and higher margins.  In the Long-Term Care business, we are launching a new product that passes investment results to the consumer resulting in reduced risk for the Company and the potential for increased benefits to the customer. Life insurance sales increased 17 per cent over the same quarter of the prior year driven by sales of products with reduced risk and higher return potential.”

Wealth management sales (excluding Variable Annuities) were US$4.4 billion, a decrease of four per cent from the same quarter of the prior year with decreased Mutual Fund sales partially offset by strong sales in John Hancock Retirement Plan Services (“JH RPS”). Excluding the impact of the second quarter 2011 closed end fund IPO in John Hancock Mutual Funds, Wealth Management sales (excluding Variable Annuities) increased three per cent compared with the same quarter of the prior year.

•
JH RPS sales of US$1.2 billion were a record second quarter result and represented an increase of 21 per cent compared with the same quarter of the prior year.  Our continued focus on delivering value to 401(k) plan sponsors and their participants through high quality investments and ease of doing business along with improved penetration of top distributors were the key drivers to our sales success.

•
John Hancock Mutual Funds (“JH Funds”) had funds under management as of June 30, 2012 of US$38 billion, a three per cent increase from June 30, 2011, primarily due to positive net sales. Second quarter sales decreased nine per cent to US$3.1 billion compared with the same quarter of the prior year. Excluding the second quarter 2011 closed end IPO offering, sales were flat compared with the same quarter of the prior year.  Industry sales of equity based funds, where John Hancock has its strongest presence, continued to be challenged with consumers preferring lower risk fixed income funds.  JH Funds experienced positive net sales10 in the non-proprietary market segment, while the

9	Based on reporting from the Investment Funds Institute of Canada (IFIC) as at June 30, 2012

10
Source: Strategic Insight SIMFUND. Net sales (net new flows) is calculated using retail long-term open end mutual funds for managers in the non proprietary channel. Figures exclude money market and 529 share classes.

August 9, 2012 – Press Release Reporting Second Quarter Results

overall industry incurred net redemptions year-to-date through June 2012 As of June 30, 2012, JH Funds offered 20 Four- or Five-Star Morningstar11 rated equity and fixed income mutual funds.

•
The John Hancock Lifestyle and Target Date portfolios offered through our mutual fund, 401(k), variable annuity and variable life products had assets under management of US$75.7 billion as of June 30, 2012, a one per cent increase over June 30, 2011. Lifestyle and Target Date portfolios offered through our 401(k) products continued to be the most attractive offerings, with US$2.1 billion or 68 per cent of premiums and deposits12 in the second quarter of 2012, an increase of 16 per cent over premiums and deposits for these portfolios for the same quarter of the prior year.  As of June 30, 2012, John Hancock was the third largest manager in the U.S. of assets for Lifestyle and Target Date funds offered through retail mutual funds and variable insurance products13.

•
John Hancock Annuities (“JH Annuities”) sales declined consistent with expectations reflecting the continued low interest rate environment and the actions taken to de-risk products. Variable annuity sales in the second quarter were US$309 million, more than 40 per cent lower than the second quarter of 2011 and approximately two thirds of the sales related to new deposits on in-force policies. We also entered into a reinsurance agreement, effective April 1, 2012, to coinsure 67 per cent of our fixed deferred annuity business. The ceding premium of US$5.4 billion included the transfer of cash and invested assets and the transaction also resulted in the recognition of a reinsurance asset of US$5.4 billion.

Insurance sales in the U.S. for the second quarter declined two per cent compared with the same period of the prior year but with a more favourable mix of business. New products with favourable risk characteristics contributed positively to the results and the businesses continued to execute on strategies to reduce risk and raise margins including price increases. Highlights include:

•
John Hancock Life (“JH Life”) sales were up 17 per cent over second quarter 2011. Newly launched products continue to contribute to the sales success, as Protection UL sales were almost one third higher than the same period in the prior year.

•
John Hancock Long-Term Care (“JH LTC”) sales of US$13 million in the second quarter declined 58 per cent compared with the same period of 2011.  Excluding the Federal plan sales, JH LTC sales declined by 39 per cent, reflecting the impact of new business price increases implemented in 2011. An updated product will be introduced in the third quarter that passes investment performance results to the customer resulting in reduced risk to the Company with upside potential to the consumer.

11
For each fund with at least a 3-year history, Morningstar calculates a Morningstar Rating based on a Morningstar Risk-Adjusted Return that accounts for variation in a fund’s monthly performance (including effects of sales charges, loads and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category, the next 22.5%, 35%, 22.5% and bottom 10% receive 5, 4, 3, 2 or 1 star, respectively. The Overall Morningstar Rating for a fund is derived from a weighted average of the performance associated with its 3-, 5- and 10 year (if applicable) Morningstar Rating metrics. Past performance is no guarantee of future results. The overall rating includes the effects of sales charges, loads and redemption fees, while the load-waived does not. Load-waived rating for Class A shares should only be considered by investors who are not subject to a front-end sales charge.

12	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

13	Source: Strategic Insight. Includes Lifestyle and Lifecycle (Target Date) mutual fund assets and fund-of-funds variable insurance product assets (variable annuity and variable life).

August 9, 2012 – Press Release Reporting Second Quarter Results

MANULIFE ASSET MANAGEMENT

Assets managed by Manulife Asset Management grew by $8.4 billion to $187.0 billion and, including assets managed for Manulife’s general account, total assets under management increased by $13.1 billion to $222.1 billion as at June 30, 2012 compared with June 30, 2011.

At June 30, 2012, Manulife Asset Management had a total of 63 Four- and Five-Star Morningstar rated funds. This represents an increase of five from December 31, 2011.

CORPORATE ITEMS

In a separate news release today, the Company announced that the Board of Directors approved a quarterly shareholders’ dividend of $0.13 per share on the common shares of the Company, payable on and after September 19, 2012 to shareholders of record at the close of business on August 21, 2012.

The Board of Directors approved that in respect of the Company’s September 19, 2012 common share dividend payment date, the Company will issue common shares in connection with the reinvestment of dividends and optional cash purchases pursuant to the Company’s Canadian Dividend Reinvestment and Share Purchase Plan and its U.S. Dividend Reinvestment and Share Purchase Plan.

AWARDS & RECOGNITION

The Canadian Chamber of Commerce named Donald A. Guloien, President and Chief Executive Officer, the 2012 International Business Executive of the year, in recognition of Manulife Financial’s international success. This success was achieved through the contributions of many current and past employees and other partners as well as the significant support and advice Manulife has received from Canadian and foreign government consulates and embassies across the globe.

In Hong Kong, Manulife was awarded “Most Trusted Brand” for the ninth consecutive year in the Hong Kong Insurance Company category of Reader’s Digest’s Trusted Brands Awards. The Company was given another Gold Award in the newly established “Provident Fund (MPF) in Hong Kong” category.

In Taiwan, Manulife Asset Management’s Manulife China Dim Sum USD High Yield Bond Fund won in the China CNH Market category at the Asian Investor 2012 Investment Performance Awards.

In Canada, Manulife was named one of the Top 25 Best Canadian Brands for 2012 by Interbrand, the world’s leading brand consultancy and authors of the annual Best Global Brands report.

In Canada, Manulife Investments was honoured with the Order of Excellence Award. This is the highest award given by Excellence Canada and recognizes excellence and sustained improvement over a five-year period in the following categories: Leadership and Planning, Customer Focus, Employee Engagement, and Process Management and Performance Measurement.

In the U.S., John Hancock Annuities was awarded Gold and Bronze while John Hancock Signature Services (JHSS) received Silver from the American Business AwardsSM in the Customer Service Team of the Year category for Financial Services.  JHSS won Silver in two other categories – Most Innovative Company of the Year and Business Innovation of the Year. John Hancock Fund Administration (JHFA) won Silver for Support Department of the Year.

August 9, 2012 – Press Release Reporting Second Quarter Results

Notes:

Manulife Financial Corporation will host a Second Quarter Earnings Results Conference Call at 2:00 p.m. ET on August 9, 2012.  For local and international locations, please call 416-340-2216 and toll free in North America please call 1-866-898-9626.  Please call in ten minutes before the call starts. You will be required to provide your name and organization to the operator.  A playback of this call will be available by 6:00 p.m. EDT on August 9, 2012 until August 23, 2012 by calling 905-694-9451 or 1-800-408-3053 (passcode: 6718073#).

The conference call will also be webcast through Manulife Financial’s website at 2:00 p.m. EDT on August 9, 2012. You may access the webcast at: www.manulife.com/quarterlyreports.  An archived version of the webcast will be available at 4:30 p.m. EDT on the website at the same URL as above.

The Second Quarter 2012 Statistical Information Package is also available on the Manulife website at: www.manulife.com/quarterlyreports. The document may be downloaded before the webcast begins.

Media inquiries: Laurie Lupton (416) 852-7792 laurie_lupton@manulife.com Michael May (519) 503-9905 michael_may@manulife.com	Investor Relations: Anthony G. Ostler (416) 926-5471 anthony_ostler@manulife.com Anique Asher (416) 852-9580 anique_asher@manulife.com

August 9, 2012 – Press Release Reporting Second Quarter Results

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) is current as of August 9, 2012. This MD&A should be read in conjunction with the MD&A and audited consolidated financial statements contained in our 2011 Annual Report.

For further information relating to our risk management practices and risk factors affecting the Company, see “Risk Factors” in our most recent Annual Information Form, “Risk Management and Risk Factors” and “Critical Accounting and Actuarial Policies” in the MD&A in our 2011 Annual Report and the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports.

Contents
A OVERVIEW	D RISK MANAGEMENT AND RISK FACTORS UPDATE
1. General macro-economic risk factors
2. Regulatory capital, actuarial and accounting risks
B FINANCIAL HIGHLIGHTS	3. Additional risks – Entities within the MFC Group are interconnected which may make separation difficult
1. Earnings (loss) analysis	4. Variable annuity and segregated fund guarantees
2. U.S. GAAP results	5. Publicly traded equity performance risk
3. Sales, premiums and deposits	6. Interest rate and spread risk
4. Funds under management
5. Capital	E ACCOUNTING MATTERS AND CONTROLS
1. Critical accounting and actuarial policies
2. Sensitivity of policy liabilities to changes in assumptions
C PERFORMANCE BY DIVISION	3. Future accounting and reporting changes
1. Asia
2. Canada
3. U.S.	F OTHER
4. Corporate and Other	1. Performance and non-GAAP measures
2. Caution regarding forward-looking statements

A         OVERVIEW

In the second quarter of 2012, we reported a net loss attributed to shareholders of $300 million. Included in the results were $727 million of charges for the direct impact of equity markets and interest rates and $124 million of net charges for other notable items.

The $727 million charge for the direct impact of equity markets included $677 million related to the update of the fixed income ultimate reinvestment rate (“URR”) assumptions used in the valuation of policy liabilities. This update included the introduction of a new assumed reinvestment scenario for Canadian liabilities which contributed to the reduction in the interest rate sensitivities in the quarter. As we intend to update our URR assumptions quarterly commencing 2013, the second quarter's URR update assumed the continuation of June rates until the end of 2012. If interest rates in 2013 were to remain at June 30, 2012 levels, we would expect a charge for the full year 2013 of approximately $400 million.

Included in the $124 million net charge for other notable items was $269 million related to the dynamically hedged block of variable annuity business partially offset by a $62 million gain related to major reinsurance transactions and a net $83 million of investment related gains.

August 9, 2012 – Press Release Reporting Second Quarter Results

Despite significant market volatility our variable annuity hedging program mitigated 88 per cent of the effects of lower equity markets and interest rates in the quarter, and was essentially fully effective in the first half of the year.  As previously outlined, our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products.  The charge in the second quarter mostly related to items not hedged, such as the provision for adverse deviation and certain interest rate risks.

The net income excluding notable items14 was $551 million compared with $673 million in the second quarter of 2011.  The $122 million difference was split relatively equally among four main items: (a) the second quarter 2011 earnings on the Life Retrocession business, a business that was sold in the third quarter of 2011, (b) lower realized gains on equities held in the Corporate segment, (c) higher employee pension expenses, and (d) higher costs for reinsurance ceded fees and macro hedges.  In addition, during the second quarter of 2012, the favourable impact of business growth, profitable margins on the cancer product sales in Japan and a gain on the settlement of an accident and health treaty were offset by higher tax expense and unfavourable claims experience in the U.S. Division in both JH Life and JH LTC. Although new business strain improved in the second quarter, the impact of price increases over the last few quarters was mitigated by the impact of the decline in interest rates.

We will be completing our annual review of actuarial methods and assumptions in the third quarter of 2012. While we cannot currently quantify the likely impact, the high end of the range of potential outcomes, based on our preliminary work, is currently in the order of $1 billion.  Most of the impact relates to products and businesses which are not a substantial part of our go-forward new business plans. The material components of the review are a result of new and emerging experience related to U.S. Variable Annuity Guaranteed Minimum Withdrawal Benefit lapse and withdrawal utilization assumptions, variable annuity bond calibration parameters due to the decline in interest rates and U.S. Life lapse assumptions, all largely related to the current macro-economic environment, as well as alternative asset related assumptions and the new rules related to variable annuity equity calibration. In July 2012 the Actuarial Standards Board promulgated revised standards for equity calibration parameters used to generate investment returns used in the valuation of segregated fund guarantees. Work is continuing on the review of other actuarial assumptions and we would expect the other impacts to include both positive and negative adjustments. The work is expected to be completed in the third quarter of 2012, the actual result is likely to differ from our early indications and will also be impacted by market conditions at the end of the third quarter.

The Minimum Continuing Capital and Surplus Requirements (“MCCSR”) capital ratio for The Manufacturers Life Insurance Company (“MLI”) closed the quarter at 213 per cent. Of the net decrease of 12 points compared with March 31, 2012, six points related to the redemption of $1 billion of capital units issued by Manulife Financial Capital Trust, net of the issuance of $250 million of preferred shares.  The reported loss in the period, shareholder dividends and the impact of the decline in interest rates on required capital, partially offset by the favourable impact of a reinsurance transaction related to the U.S. fixed deferred annuity business contributed to the remaining six point decline.

Insurance sales in the second quarter of 2012 were over $1 billion and increased 55 per cent over the second quarter of 2011.  Of this growth, 44 per cent was driven by higher Group Benefit sales in Canada and the remaining portion primarily related to higher sales in Japan and Hong Kong.

Wealth sales were $8.6 billion for second quarter 2012, a decrease of seven per cent from the second quarter of 2011.  Higher sales in Asia were more than offset by the decline in mutual fund sales in both the U.S. and Canada.

14	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

August 9, 2012 – Press Release Reporting Second Quarter Results

B         FINANCIAL HIGHLIGHTS

C$ millions unless otherwise stated, unaudited	Quarterly Results		YTD Results
	2Q 2012	1Q 2012	2Q 2011	1H 2012	1H 2011
Net income (loss) attributed to shareholders	$(300)	$1,206	$490	$906	$1,475
Common shareholders’ net income (loss)	$(328)	$1,182	$468	$854	$1,433
Net income excluding the direct impact of equity markets and interest rates(1)	$427	$1,131	$929	$1,558	$1,803
Net income excluding notable items(1)	$551	$473	$673	$1,024	$1,115
Earnings (loss) per share (C$)	$(0.18)	$0.66	$0.26	$0.47	$0.80
Common shareholders’ net income excluding the direct impact of equity markets and interest rates per share (C$)(1)	$0.22	$0.61	$0.51	$0.83	$0.99
Return on common shareholders’ equity(1) (annualized)	(5.8)%	21.0%	8.2%	7.5%	12.8%
U.S. GAAP net income (loss) (1)	$2,203	$(359)	$913	$1,844	$1,068
Sales(1) Insurance products	$1,001	$823	$623	$1,823	$1,221
Wealth products	$8,548	$8,724	$8,964	$17,272	$18,318
Premiums and deposits(1) Insurance products	$6,308	$5,687	$5,428	$11,995	$11,025
Wealth products	$11,179	$11,453	$11,509	$22,632	$23,574
Funds under management(1) (C$ billions)	$514	$512	$481	$514	$481
Capital(1) (C$ billions)	$29.7	$30.4	$28.9	$29.7	$28.9
MLI’s MCCSR ratio	213%	225%	241%	213%	241%

(1)	This item is a non-GAAP measure. For a discussion of our use of non-GAAP measures, see “Performance and Non-GAAP Measures” below.

August 9, 2012 – Press Release Reporting Second Quarter Results

B1       Earnings (loss) analysis

C$ millions, unaudited
	Quarterly results
For the quarter	2Q 2012	1Q 2012	2Q 2011
Net income (loss) attributed to shareholders	$(300)	$1,206	$490
Less direct impact of equity markets and interest rates(1):
Income (charges) on variable annuity liabilities that are not dynamically hedged(2)	(758)	982	(217)
Gains (charges) on general fund equity investments supporting policy liabilities and on fee income(2)	(116)	121	(73)
Gains (losses) on macro equity hedges relative to expected costs(2),(3)	423	(556)	142
Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of policy liabilities(4)	305	(425)	(28)
Gains (charges) on sale of available for sale (AFS) bonds and derivative positions in the Corporate segment	96	(47)	107
Charges due to lower fixed income ultimate reinvestment rate (URR) assumptions used in the valuation of policy liabilities	(677)	-	(370)
Direct impact of equity markets and interest rates(1)	$(727)	$75	$(439)
Net income excluding the direct impact of equity markets and interest rates	$427	$1,131	$929
Less other notable items:
Income (charges) on variable annuity guarantee liabilities that are dynamically hedged(2),(5)	$(269)	$223	$(52)
Investment gains related to fixed income trading, market value increases in excess of expected alternative assets investment returns, asset mix changes and credit experience	83	161	217
Favourable impact on policy liabilities resulting from actions to reduce interest rate exposures	-	82	123
Impact of major reinsurance transactions, in-force product changes and dispositions(6)	62	122	-
Change in actuarial methods and assumptions, excluding URR	-	12	(32)
Favourable impact of the enactment of tax rate changes in Japan	-	58	-
Total other notable items	$(124)	$658	$256
Net income excluding notable items	$551	$473	$673

(1)
The direct impact of equity markets and interest rates is relative to our policy liability valuation assumptions and includes changes to interest rate assumptions.  We also include gains and losses on the sale of AFS bonds as management may have the ability to partially offset the direct impacts of changes in interest rates reported in the liability segments.

(2)	Total gains from macro hedges and the dynamic hedges in the second quarter of 2012 were $1.7 billion and offset 70 per cent of the gross equity exposures.

(3)
The second quarter 2012 net gain from macro equity hedges was $305 million and consisted of a $118 million charge related to the estimated expected cost of the macro equity hedges relative to our long-term valuation assumptions and a gain of $423 million because actual markets underperformed our valuation assumptions.

(4)
During the quarter risk free rates declined and corporate spreads widened.  Three factors resulted in gains under these conditions.  First, most of our hedging activity reduces our exposure to risk free rates, but leaves us subject to the effect of changes in credit spreads.

August 9, 2012 – Press Release Reporting Second Quarter Results

The wider credit spreads resulted in gains.  Second, our earnings sensitivity to interest rates is not uniform at all points of all interest rate curves and the risk free rates declined further at the long end where we have focused more of our risk actions.  Third, our sensitivity to interest rates declined over the quarter.

(5)
Our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products. The charge in the second quarter mostly related to items not hedged, such as the provision for adverse deviation and certain interest rate risks.  See the Risk Management section of our 2011 Annual MD&A.

(6)
The $62 million net gain for major reinsurance transactions in the second quarter includes a gain related to recapture of an existing ceded reinsurance contract in Canada and a charge related to a transaction to coinsure 67 per cent of our U.S. fixed deferred annuity business.

Net income excluding notable items by segment:
	Quarterly results
C$ millions unaudited For the quarter	2Q 2012	1Q 2012	2Q 2011
Net income excluding notable items
Asia Division	$286	$267	$253
Canada Division	201	172	233
U.S. Division	247	257	266
Corporate & Other (excluding expected cost of macro hedges)	(65)	(116)	25
Expected cost of macro hedges	(118)	(107)	(104)
Net income excluding notable items	$551	$473	$673

Please refer to section C Performance by Division for an explanation of segmented results.

B2	U.S. GAAP results

Net income in accordance with U.S. GAAP15 for the second quarter of 2012 was $ 2,203 million, compared with a net loss of $300 million under IFRS.  Variable annuity accounting differences totaled $1.2 billion, investment related accounting differences totaled $531 million and the $677 million charge for the IFRS update to the ultimate reinvestment rate assumptions did not impact U.S. GAAP results.

As we are no longer reconciling our annual financial results under U.S. GAAP in our consolidated financial statements, net income in accordance with U.S. GAAP is considered a non-GAAP financial measure. A reconciliation of the major differences in net income (loss) attributed to shareholders to net income in accordance with U.S. GAAP for the second quarter follows:

15	Net income in accordance with U.S. GAAP is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

August 9, 2012 – Press Release Reporting Second Quarter Results

C$ millions, unaudited	Quarterly results
For the quarter ended June 30,	2012	2011(2)
Net income (loss) attributed to shareholders in accordance with IFRS	$(300)	$490
Key earnings differences:
For variable annuity guarantee liabilities	$1,163	$236
Related to the impact of mark-to-market accounting and investing activities on investment income and policy liabilities under IFRS(1) compared with net realized gains on investments supporting policy liabilities and derivatives in the surplus segment under U.S. GAAP	531	(128)
New business differences including acquisition costs	(178)	(133)
Charges due to lower fixed income ultimate reinvestment rates assumptions used in the valuation of policy liabilities under IFRS	677	370
Changes in actuarial methods and assumptions, excluding URR	122	38
Other differences	188	40
Total earnings differences	$2,503	$423
Net income attributed to shareholders in accordance with U.S. GAAP	$2,203	$913

(1)
Until the new IFRS standard for insurance contracts is effective, the requirements under prior Canadian GAAP for the valuation of insurance liabilities (CALM) will be maintained.  Under CALM, the measurement of insurance liabilities is based on projected liability cash flows, together with estimated future premiums and net investment income generated from assets held to support those liabilities.

(2)
Restated as a result of adopting Accounting Standards Update No. 2010-26, “Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts” (“ASU 2010-26”) effective January 1, 2012 but requiring application to 2011.  The impact for second quarter 2011 was a net reduction in earnings of $41 million, all of which is included in “New business differences including acquisition costs.”  The lower income reflects higher non-deferrable expenses, partially offset by a reduction in the amortization on a lower deferred acquisition costs (“DAC”) balance.

The primary earnings differences in accounting bases relate to:

Accounting for variable annuity guarantee liabilities
IFRS follows a predominantly “mark-to-market” accounting approach to measure variable annuity guarantee liabilities whereas U.S. GAAP only uses “mark-to-market” accounting for certain benefit guarantees, and reflects the Company’s own credit standing in the measurement of the liability.  In the second quarter of 2012, we reported a net gain of $136 million (2011 – $33 million loss) in our total variable annuity businesses under U.S. GAAP as the increase in the variable annuity guarantee liabilities was more than offset by the dynamic hedge asset gains recorded in the quarter. This includes a gain due to the widening of Manulife’s own credit spread, which rose over the quarter by approximately 20 basis points at the 10 year point versus the risk free rate. The $136 million gain compares to a net charge, before gains related to macro hedges, of $1,027 million under IFRS (2011 – $269 million loss).

Investment income and policy liabilities
Under IFRS, accumulated unrealized gains and losses arising from fixed-income investments and interest rate derivatives supporting policy liabilities are largely offset in the valuation of the policy liabilities. The second quarter 2012 IFRS impacts on insurance liabilities of fixed income reinvestment assumptions, general fund equity investments, activities to reduce interest rate exposures and certain market and trading activities totaled a net $272 million gain (2011 – gain of $239 million) compared with U.S. GAAP net realized gains on investments supporting policy liabilities of $803 million (2011 – gain of $111 million) including net unrealized losses on interest rate swaps in the surplus segment not in a hedge accounting relationship under U.S. GAAP of $399 million (2011 – loss of $64 million).

Differences in the treatment of acquisition costs and other new business items
Acquisition costs that are related to and vary with the production of new business are explicitly deferred and amortized under U.S. GAAP but are recognized as an implicit reduction in

August 9, 2012 – Press Release Reporting Second Quarter Results

insurance liabilities along with other new business gains and losses under IFRS. The gap between U.S. GAAP and IFRS has widened over the year, due to both a reduction in IFRS new business strain and increasing U.S. GAAP non-deferrable acquisition expenses.

Changes due to lower IFRS fixed income ultimate reinvestment rates

The $677 million charge in IFRS related to the update of the fixed income ultimate reinvestment rate actuarial assumptions had no direct impact on U.S. GAAP results.

Other changes in actuarial methods and assumptions
Under IFRS, we recognized zero gains (losses) from the review of actuarial methods and assumptions (2011 – charge of $32 million). Under U.S. GAAP, actuarial assumptions for traditional long-duration products are generally “locked-in” at issuance unless the expected premiums are not sufficient to cover the expected benefits and related expenses. We recognized gains of $122 million (2011 – gain of $6 million) on a U.S. GAAP basis related to methodology refinements.

Total equity in accordance with U.S. GAAP16 as at June 30, 2012 was approximately $17 billion higher than under IFRS.  Of this difference, approximately $10 billion is attributable to the higher cumulative net income on a U.S. GAAP basis with the remaining difference primarily attributable to the treatment of unrealized gains on fixed income investments and derivatives in a cash flow hedging relationship which are reported in equity under U.S. GAAP, but where the fixed income investments and interest rate derivatives are supporting policy liabilities, these accumulated unrealized gains are largely offset in the valuation of the policy liabilities under IFRS.  The fixed income investments and derivatives have significant unrealized gains as a result of the current low levels of interest rates.  The majority of the difference in equity between the two accounting bases as at June 30, 2012 arises from our U.S. businesses.

A reconciliation of the major differences in total equity is as follows:

C$ millions, unaudited As at June 30,	2012	2011
Total equity in accordance with IFRS	$26,085	$25,381
Differences in shareholders’ retained earnings and participating policyholders’ equity	9,817	5,004
Differences in Accumulated Other Comprehensive Income attributable to:
1. Available-for-sale securities and other	5,326	1,963
2. Cash flow hedges	2,687	501
3. Translation of net foreign operations	(1,328)	(1,510)
Differences in share capital, contributed surplus and non-controlling interest in subsidiaries	86	115
Total equity in accordance with U.S. GAAP	$42,673	$31,454

B3         Total Company sales and total Company premiums and deposits17

Insurance sales results:

Insurance sales were $1 billion for the second quarter of 2012, an increase of 55 per cent over the second quarter of 2011.  While we expect insurance sales to remain strong for the balance of the year, they may slow from the current pace as a result of recent product changes.

•	Asia Division posted record insurance sales for the second quarter of 2012 of US$417 million, an increase of 17 per cent over the second quarter of 2011.

16	Total equity in accordance with U.S. GAAP is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

17	Growth (declines) in sales and premiums and deposits is stated on a constant currency basis. Constant currency basis is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

August 9, 2012 – Press Release Reporting Second Quarter Results

•
In Canada, insurance sales were three times higher than second quarter 2011 driven by strong sales in the large case group benefit market.  Our Individual Insurance sales were aligned with our strategy – up from a year ago in products we want to grow and down for products with guaranteed long duration features.

•	Insurance sales in the U.S. for the second quarter declined two per cent compared with second quarter 2011.

Wealth sales results:

Wealth sales were $8.6 billion for the second quarter of 2012, a decrease of seven per cent from the corresponding quarter of 2011.  The decline was primarily driven by lower mutual funds sales in both the U.S. and Canada.

•
In Asia, wealth sales increased by three per cent over the second quarter of 2011. Growth was driven by strong foreign currency fixed annuity sales in Japan and strong sales in the Philippines. Sales declined compared with second quarter 2011 due to the impact of volatile markets on sales in China and Hong Kong.

•
In Canada, overall wealth sales decreased 12 per cent compared with the second quarter of 2011. Manulife Bank reported solid second quarter growth while sales of other Individual Wealth products were dampened by increased market volatility and lower interest rates. In addition, second quarter of 2011 included the favourable impact of a closed end fund on mutual fund sales. Group Retirement Solutions sales were lower reflecting normal market variability.

•
The U.S. accounted for more than half of the Company’s wealth sales in the second quarter of 2012.  Overall, U.S. wealth sales declined eight per cent compared with the second quarter of 2011 primarily due to lower annuity sales following product de-risking actions and the favourable impact of a closed end fund IPO on mutual fund sales in the second quarter of 2011.

•	John Hancock Retirement Plan Services sales for the second quarter grew 21 per cent over the same quarter of 2011.

Premiums and deposits measures:

Total Company second quarter insurance premiums and deposits of $6.3 billion increased by 13 per cent relative to the second quarter of 2011. Growth was driven by sales in Asia and Group Benefits in Canada.

Total Company premiums and deposits for wealth businesses were $11.2 billion for the second quarter of 2012, six per cent lower compared with the same quarter of the prior year. Growth was strong in Japan, ASEAN and the U.S. group retirement savings business. Consistent with the decline in sales, mutual fund deposits declined by 45 per cent in Canada and nine per cent in the U.S.

B4         Funds under management18

Total funds under management as at June 30, 2012 were a record $514 billion, an increase of $2 billion from $512 billion at March 31, 2012 and an increase of $33 billion or three per cent over June 30, 2011.  The 12 month increase over June 30, 2012 was driven by $17 billion of investment returns, $7 billion of net positive policyholder cash flows and $20 billion due to the weaker Canadian dollar. These increases were partially offset by $5 billion related to the

18	Funds under management is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

August 9, 2012 – Press Release Reporting Second Quarter Results

reinsurance of U.S. fixed annuity business and $5 billion of expenses, commissions, taxes and other items.

B5         Capital19

MFC’s total capital as at June 30, 2012 was $29.7 billion, a decrease of $0.7 billion from March 31, 2012 and an increase of $0.8 billion over June 30, 2011.  Contributions to the increase over June 30, 2011 included: $0.7 billion of preferred shares issued, a $1.1 billion increase as a result of the weaker Canadian dollar and the issue of $1.0 billion in subordinated notes partially offset by cash dividends of $0.7 billion, the redemption of $1 billion of capital units issued by Manulife Financial Capital Trust and a net loss of $0.4 billion over the period.

As at June 30, 2012 MLI reported a MCCSR ratio of 213 per cent, a net decline of 12 points compared with 225 per cent at March 31, 2012.

The ratio increased by three points as a result of a reinsurance transaction to coinsure 67 per cent of our U.S. fixed deferred annuity business.  In addition to improving the ratio, the transaction significantly reduced our exposure to increasing policyholder lapses in a rising interest rate environment as well as to minimum interest guarantees.  Offsetting factors included:  (a) the redemption of $1 billion of capital units issued by Manulife Financial Capital Trust, net of the issuance of $250 million preferred shares, (b) the reported net losses along with shareholder dividends, and (c) growth in required capital primarily as a result of lower interest rates.

19	Capital is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

August 9, 2012 – Press Release Reporting Second Quarter Results

C         PERFORMANCE BY DIVISION

C1         Asia Division

($ millions unless otherwise stated)	Quarterly results			YTD results
Canadian dollars	2Q 2012	1Q 2012	2Q 2011	1H 2012	1H 2011
Net income (loss)
attributed to shareholders	$(315)	$1,111	$28	$796	$379
excluding the direct impact of equity markets and interest rates	296	292	249	588	524
excluding notable items	286	267	253	553	505
Premiums and deposits	3,248	2,866	2,759	6,114	5,130
Funds under management (billions)	74.5	72.0	68.1	74.5	68.1
U.S. dollars
Net income (loss)
attributed to shareholders	$(312)	$1,110	$28	$798	$385
excluding the direct impact of equity markets and interest rates	293	292	256	585	536
excluding notable items	283	267	260	550	517
Premiums and deposits	3,216	2,862	2,852	6,078	5,258
Funds under management (billions)	73.1	72.1	70.6	73.1	70.6

Asia Division recorded a net loss attributed to shareholders of US$312 million for the second quarter of 2012 compared with net income of US$28 million for the second quarter of 2011. Excluding the direct impact of equity markets and interest rates, net income increased by US$37 million relative to the second quarter of 2011. The increase included US$14 million related to experience on variable annuity guarantee liabilities that are dynamically hedged and other investment experience gains and losses. Earnings excluding notable items increased US$23 million due to business growth and the impact of higher sales volumes particularly from Japan.

The year-to-date net income attributed to shareholders was US$798 million compared with US$385 million for the same period of 2011.

Premiums and deposits20 for the second quarter of 2012 were US$3.2 billion, up 13 per cent from the second quarter of 2011.  Premiums and deposits for insurance products of US$1.6 billion were 22 per cent higher driven by higher sales and in-force business growth from all territories, most notably Hong Kong and Japan. Wealth management premiums and deposits of US$1.6 billion were five per cent higher as a result of higher deposits in Japan particularly from Australian dollar denominated fixed annuities partially offset by lower mutual fund deposits in Manulife TEDA and Hong Kong.

Funds under management as at June 30, 2012 were US$73.1 billion, an increase of four per cent from June 30, 2011. Growth was driven by net policyholder cash inflows of US$5.2 billion.

20	All premium and deposit growth (declines) are stated on a constant currency basis.

August 9, 2012 – Press Release Reporting Second Quarter Results

C2         Canada Division(1)

($ millions unless otherwise stated)	Quarterly results			YTD results
Canadian dollars	2Q 2012	1Q 2012	2Q 2011	1H 2012	1H 2011
Net income
attributed to shareholders	$223	$317	$264	$540	$773
excluding the direct impact of equity markets and interest rates	149	451	300	600	760
excluding notable items	201	172	233	373	448
Premiums and deposits	4,565	4,726	4,509	9,291	9,366
Funds under management (billions)	127.5	125.6	117.8	127.5	117.8

(1)	The Company moved the reporting of its International Group Program business unit from U.S. Division to Canada Division in 2012. Prior period results have been restated to reflect this change.

Canada Division’s net income attributed to shareholders was $223 million for the second quarter of 2012 compared with net income of $264 million for the second quarter of 2011. Earnings in the second quarter of 2012 included net experience gains of $74 million (2011 – $36 million loss) related to the direct impact of equity markets and interest rates.

Other notable items in the second quarter 2012 included investment related losses partially offset by a one-time gain related to the recapture of a reinsurance treaty. Net income excluding notable items of $201 million was $32 million lower than the prior year due to the impact of lower wealth sales.

The year-to-date net income attributed to shareholders was $540 million compared with $773 million for the same period of 2011.

Premiums and deposits in the second quarter of 2012 were $4.6 billion, marginally higher than second quarter 2011 levels as the contribution from record Group Benefits sales was offset by lower mutual fund deposits.

Funds under management grew by eight per cent or $9.7 billion to a record $127.5 billion as at June 30, 2012 compared with June 30, 2011. The increase reflects business growth across the division, driven by Manulife Bank, and the wealth management businesses.  Net increases in the market value of assets contributed to the increase as the impact of declining interest rates outweighed the negative impact of equity market declines over the last 12 months.

August 9, 2012 – Press Release Reporting Second Quarter Results

C3           U.S. Division(1),(2)

Effective this year, we have combined U.S. Insurance and U.S. Wealth into one reporting segment.  This change was made to better align with the management structure of the division.
($ millions unless otherwise stated)	Quarterly results			YTD results
Canadian dollars	2Q 2012	1Q 2012	2Q 2011	1H 2012	1H 2011
Net income
attributed to shareholders	$177	$574	$429	$751	$1,144
excluding the direct impact of equity markets and interest rates	199	589	484	788	999
excluding notable items	247	257	266	504	556
Premiums and deposits	8,684	9,089	8,454	17,773	17,970
Funds under management (billions)(3)	289.8	286.3	262.7	289.8	262.7

U.S. dollars
Net income
attributed to shareholders	$174	$574	$443	$748	$1,169
excluding the direct impact of equity markets and interest rates	196	589	501	785	1,024
excluding notable items	245	257	275	502	569
Premiums and deposits	8,594	9,078	8,734	17,672	18,390
Funds under management (billions)(3)	284.4	286.6	272.4	284.4	272.4

(1)	The Company moved the reporting of its International Group Program business unit to Canada Division in 2012. Prior period results have been restated to reflect this change.
(2)	The Company moved its Privately Managed Accounts unit to Corporate and Other in 2012. Prior period results have been restated to reflect this change.
(3)	Reflects the impact of an annuity reinsurance transaction in Q2 2012.

U.S. Division reported net income attributed to shareholders of US$174 million for the second quarter of 2012 compared with US$443 million for the second quarter of 2011. Earnings excluding the direct impact of equity markets and interest rates was US$196 million for the second quarter of 2012 compared with US$501 million for the second quarter of 2011. In the second quarter 2012 other notable items were a net charge of US$49 million and consisted of charges on the dynamically hedged variable annuity block, charges related to the fixed deferred annuity coinsurance transaction, partially offset by investment related gains.

Net income excluding notable items declined by US$30 million, contributing to the decrease were lower expected fees in JH Annuities and unfavourable policyholder experience. The fixed deferred annuity coinsurance transaction is expected to lower net income excluding notable items by approximately US$5 million per quarter.

John Hancock Long-Term Care (JH LTC) had a claim loss in the second quarter of 2012, consistent with the first quarter of 2012 and $5 million better than in the second quarter of 2011. The loss was driven by certain older policies that were part of a block of business acquired in early 2000. These policies represent about nine per cent of the total in-force block. These particular policies have a higher proportion of claimants in nursing home settings, a more expensive setting for long term care services. We continue to monitor the experience in this block closely.  JH LTC contributed to the division’s reported net income as well as net income excluding notable items in the second quarter.

The year-to-date net income attributed to shareholders was US$748 million compared with US$1,169 million for the same period of 2011.

August 9, 2012 – Press Release Reporting Second Quarter Results

In 2010, JH LTC filed with 50 state regulators for premium rate increases averaging approximately 40 per cent on the majority of our in-force retail and group business. To date, approvals of in-force price increases on retail business have been received from 35 states.

Premiums and deposits for the second quarter of 2012 were US$8.6 billion, a decrease of two per cent compared with the second quarter of 2011.  The decrease was primarily driven by lower mutual fund sales due to the non-recurrence of a closed end fund offering in the prior year, and lower annuity sales, partially offset by increased sales in the 401(k) business.

Funds under management as at June 30, 2012 were US$284.4 billion, up four per cent from June 30, 2011.  The increase was due to the impact of lower interest rates on the market value of funds under management, positive investment returns and net sales in Wealth Asset Management, partially offset by surrender and benefit payments in JH Annuities and the transfer of JH Annuities assets related to a reinsurance transaction.

C4         Corporate and Other(1)
($ millions unless otherwise stated)	Quarterly results			YTD results
Canadian dollars	2Q 2012	1Q 2012	2Q 2011	1H 2012	1H 2011
Net loss
attributed to shareholders	$(385)	$(796)	$(231)	$(1,181)	$(821)
excluding the direct impact of equity markets and interest rates	(217)	(201)	(104)	(418)	(480)
excluding notable items	(183)	(223)	(79)	(406)	(394)
Premiums and deposits	990	459	1,214	1,449	2,132
Funds under management (billions)	22.0	27.7	32.1	22.0	32.1

(1)
As a result of the sale of the Life Retrocession business effective July 1, 2011, the Company moved its P&C Reinsurance business and run-off variable annuity reinsurance business to Corporate and Other. In addition, Corporate and Other has been restated to include the Privately Managed Accounts business and Life Retrocession business for periods prior to the sale.

Corporate and Other is composed of:
•	Investment performance on assets backing capital, net of amounts allocated to operating divisions and financing costs,

•	Investment Division’s external asset management business,

•	Property and Casualty (“P&C”) reinsurance business,

•	Run-off reinsurance operations including variable annuities and accident and health.

For segment reporting purposes, the impact of changes in actuarial assumptions, settlement costs for macro equity hedges and other non-operating items are included in this segment’s earnings.  In addition, prior quarter amounts have been restated to reflect the Life Retrocession business that was sold effective July 1, 2011.

Corporate and Other reported a net loss attributed to shareholders of $385 million for the second quarter of 2012 compared with a net loss of $231 million for the second quarter of 2011.

Excluding notable items, primarily related to the URR charge, gains related to AFS bonds and macro hedge experience, earnings decreased by $104 million compared with the second quarter of 2011. Contributing to the decrease were $21 million related to lower tax related gains, $23 million lower realized gains on AFS equities and $24 million related to higher reinsurance costs and interest on allocated capital. The balance of the decline largely related to one-time expenses and higher pension costs.

August 9, 2012 – Press Release Reporting Second Quarter Results

Second quarter 2012 earnings also included a gain on settlement of an accident and health treaty while the second quarter of 2011 reported earnings from the Life Retrocession business that included favourable claims experience.

The year-to-date net loss attributed to shareholders was $1,181 million compared with a net loss of $821 million for the same period of 2011.

Premiums and deposits for the second quarter of 2012 were $990 million, down 18 per cent from the second quarter of 2011.  This decline reflects the impact of the sale of the Life Retrocession business and the variability of sales in institutional asset management mandates.

Funds under management as at June 30, 2012 include assets managed by Manulife Asset Management on behalf of institutional clients of $24.1 billion (June 30, 2011 – $23.9 billion), $6.7 billion (June 30, 2011 – $9.2 billion) of the Company’s own funds, and $(8.8) billion (June 30, 2011 – $(0.9) billion) related to derivative adjustments.  Corporate and Other includes the adjustment to gross up the derivative assets and liabilities in the Company’s own funds.  Excluding this adjustment, the $2.5 billion decrease reflects an increase in surplus allocated to the operating divisions and net losses incurred in the year.

D         RISK MANAGEMENT AND RISK FACTORS UPDATE

This section provides an update to our risk management practices and risk factors outlined in the MD&A in our 2011 Annual Report.

D1         General macro-economic risk factors

In our 2011 Annual Report we outlined potential impacts of macro-economic factors including the impact of a low interest environment.

Due to the unfavourable economic conditions we increasingly view our goal of $4 billion in earnings in 2015 as a stretch target. We are reviewing the targets as part of our planning process and will update investors at our November Investor Day. We remain focused on the efficiency and effectiveness of our business and protecting margins.

In our 2011 Annual Report, we outlined potential impacts of macro-economic factors including the impact of a low interest rate environment.  If the decline in interest rates during the second quarter of 2012 persists, it may put additional pressure on our goodwill impairment tests and could impact the other factors previously outlined.

Our 2011 disclosure also outlined that if the current interest rates persisted for the next ten years, the fixed income URR would continue to decline and could result in cumulative after-tax charges over the ten year period of $2 to $3 billion of which $1 to $2 billion would be expected to be accrued over the four year period ending 2015, under current Canadian Actuarial Standards.  After taking into consideration the $677 million charge to the URR reported in the second quarter of 2012 and based on rates at June 30, 2012, we currently estimate the amount for the next ten years could be approximately $1.5 to $2.5 billion and for the three year period ending 2015 could be approximately $1 to $1.5 billion, under current Canadian Actuarial Standards.

D2         Regulatory capital, actuarial and accounting risks

As outlined in our 2011 Annual Report, as a result of the recent financial crisis, financial authorities and regulators in many countries are reviewing their capital, actuarial and accounting requirements, and the changes may have a material adverse effect on the

August 9, 2012 – Press Release Reporting Second Quarter Results

Company’s consolidated financial statements and regulatory capital, both at transition and subsequently.  We may be required to raise additional capital, which could be dilutive to existing shareholders, or to limit the new business we write.  Subsequent updates to regulatory and professional standards are outlined below.

•
OSFI released for comment its proposed changes to the MCCSR guidelines effective 2013 in which OSFI resolved that the forthcoming accounting changes related to pension plans and other employee benefits (IAS 19R) be reflected in regulatory capital. The impact to Manulife on implementation is currently estimated to be a six point decrease in MLI’s MCCSR and Tier 1 capital ratios amortized over eight quarters; the final number will be dependent on equity markets and interest rates as at December 31, 2012.

•
Proposed changes to U.S. statutory accounting practices, promulgated by the National Association of Insurance Commissioners ("NAIC"), concerning actuarial standards for certain universal life ("UL") products pursuant to Actuarial Guideline 38 ("AG38"), could impact U.S. life insurance companies, including John Hancock.  A commissioner level working group was established by the NAIC in the fall of 2011 to review these changes and in February 2012 agreed to a bifurcated approach for establishing valuation standards for existing in-force business versus business issued after January 1, 2013.  The working group is currently seeking input from the industry on the proposals and the final requirements remain uncertain at this time.  The new requirements for in-force business could be effective as early as December 31, 2012.  If adopted in their current form, and depending on the interpretation of several technical issues, the proposed changes applied to the in-force business could have a material adverse effect on John Hancock's statutory capital position and therefore on MFC’s capital position.

•
The Canadian Institute of Actuaries is also expected to publish guidance on calibration criteria for fixed income funds, which we believe will be effective in 2013, as well as on the modeling of future realized volatility where a hedging program is in place. Once effective, the new calibration standards will apply to the determination of both actuarial liabilities and required capital and may result in a reduction in net income and MLI’s MCCSR ratio.  No estimate of the potential impact is available.

•
As outlined in our 2011 Annual Report, where alternative (non-fixed income) assets, such as commercial real estate, private equity, infrastructure, timber, agricultural real estate and oil & gas, are used to support policy liabilities, the policy valuation incorporates assumptions with respect to projected investment returns and the proportion of future policy cash flows that are invested in these assets.  Future changes in accounting and/or actuarial standards that limit alternative asset return assumptions or the amount of future cash flows that can be assumed to be invested in these assets could increase policy liabilities and have a material impact on the emergence of earnings.  The impact at the time of adoption of any future changes in accounting and/or actuarial standards would depend upon the level of rates at the time and if applicable, the reference rate that is adopted.

•
The Office of the Superintendent of Financial Institutions (“OSFI”) continues to consider updates to its regulatory guidance for non-operating insurance companies acting as holding companies, such as MFC, and to its methodology for evaluating stand-alone capital adequacy for Canadian operating life insurance companies, such as MLI.  OSFI has indicated that MCCSR and internal target capital ratio guidelines, which have not yet been determined, are expected to become applicable to MFC by 2016.  These rules could put MFC at a competitive disadvantage for a number of reasons, including:  foreign based competitors in Canada will not disclose on a comparable basis the financial strength of their groups; life companies owned by Canadian banks are not required to disclose composite financial strength metrics for the combined banking and insurance operations; and the guidelines do not apply to non-financial institution holding companies.

August 9, 2012 – Press Release Reporting Second Quarter Results

•
OSFI released the final version of Guideline B-20 outlining expectations for prudent residential mortgage underwriting. This guideline stems from the desire of regulators to ensure that in the post financial crisis economic environment of low interest rates and historically high consumer debt levels, federally regulated financial institutions are engaged in sound residential underwriting practices. The requirements, among other items, specifically target Home Equity Lines of Credit (HELOC’s) such as the ManulifeOne product sold by Manulife Bank and are applicable to all new loans as of December 31, 2012. The impact of these new requirements, combined with changes to CMHC insurance criteria, is expected to cause further dampening in mortgage lending volumes across the industry and is being reflected in Manulife Bank’s strategic plan.

D3	Additional risks – Entities within the MFC Group are interconnected which may make separation difficult

Linkages between MFC and its subsidiaries may make it difficult to dispose of or separate a subsidiary within the group by way of spin-off or similar transaction.  See the Company’s Annual Information Form – “Risk Factors – Additional risks – Entities within the MFC Group are interconnected which may make separation difficult”.  In addition to the possible negative consequences outlined in such disclosure, other negative consequences could include a requirement for significant capital injections, and increased net income and capital sensitivities of MFC and its remaining subsidiaries to market declines. MFC remains committed to the U.S. Division.

D4         Variable annuity and segregated fund guarantees

As at June 30, 2012, approximately 65 per cent of the value of our variable annuity and segregated fund guarantee value was either dynamically hedged or reinsured, unchanged from March 31, 2012. The business dynamically hedged at June 30, 2012 comprises 61 per cent of the variable annuity guarantee values, net of amounts reinsured.  During the quarter no additional in-force guarantee value was added to our dynamic hedge program.  New business continues to be hedged at issue.

The table below shows selected information regarding the Company’s variable annuity and segregated funds guarantees gross and net of reinsurance and the business dynamically hedged.

August 9, 2012 – Press Release Reporting Second Quarter Results

Variable annuity and segregated fund guarantees

As at	June 30, 2012			March 31, 2012
C$ millions	Guarantee value	Fund value	Amount at risk(4)	Guarantee value	Fund value	Amount at risk(4)
Guaranteed minimum income benefit(1)	$7,135	$5,222	$1,919	$7,188	$5,515	$1,683
Guaranteed minimum withdrawal benefit	66,916	58,342	8,800	65,481	59,079	6,900
Guaranteed minimum accumulation benefit	22,327	22,224	2,419	22,039	22,917	1,790
Gross living benefits(2)	$96,378	$85,788	$13,138	$94,708	$87,511	$10,373
Gross death benefits(3)	14,493	11,588	2,745	14,479	11,891	2,403
Total gross of reinsurance and hedging	$110,871	$97,376	$15,883	$109,187	$99,402	$12,776
Living benefits reinsured	$6,181	$4,522	$1,663	$6,211	$4,764	$1,454
Death benefits reinsured	4,086	3,353	916	4,136	3,509	825
Total reinsured	$10,267	$7,875	$2,579	$10,347	$8,273	$2,279
Total, net of reinsurance	$100,604	$89,501	$13,304	$98,840	$91,129	$10,497
Living benefits dynamically hedged	$55,958	$51,665	$5,615	$55,081	$52,661	$4,185
Death benefits dynamically hedged	5,341	3,887	628	5,282	3,865	493
Total dynamically hedged	$61,299	$55,552	$6,243	$60,363	$56,526	$4,678
Living benefits retained	$34,239	$29,601	$5,860	$33,416	$30,086	$4,734
Death benefits retained	5,066	4,348	1,201	5,061	4,517	1,085
Total, net of reinsurance and dynamic hedging	$39,305	$33,949	$7,061	$38,477	$34,603	$5,819

(1)	Contracts with guaranteed long-term care benefits are included in this category.
(2)	Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote (3).
(3)	Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.
(4)
Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value.  This amount is not currently payable.  For guaranteed minimum death benefit, the net amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance. For guaranteed minimum income benefit, the net amount at risk is defined as the excess of the current annuitization income base over the current account value. For all guarantees, the net amount at risk is floored at zero at the single contract level.

The policy liabilities established for these benefits were $9,459 million at June 30, 2012 (March 31, 2012 – $5,993 million) and include the policy liabilities for both the hedged and the unhedged business. For unhedged business, policy liabilities were $3,241 million at June 30, 2012 (March 31, 2012 – $2,199 million).  The policy liabilities for the hedged block were $6,218 million at June 30, 2012 (March 31, 2012 – $3,794 million). Policy liabilities increased due to a decline in equity markets, as well as the decline in interest rates which increased the cost of hedging.

Caution related to sensitivities

In this document, we have provided sensitivities and risk exposure measures for certain risks.  These include sensitivities due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date and the actuarial factors, investment returns and investment activity we assume in the future. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged.  Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in

August 9, 2012 – Press Release Reporting Second Quarter Results

actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of our internal models.  For these reasons, the sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below.  Given the nature of these calculations, we cannot provide assurance that the actual impact on net income attributed to shareholders or on MLI’s MCCSR ratio will be as indicated.

D5         Publicly traded equity performance risk

As a result of the dynamic and macro hedges, as at June 30, 2012, we estimate that approximately 65 to 74 per cent of our underlying earnings sensitivity to a 10 per cent decline in equity markets would be offset by hedges. The lower end of the range assumes that the dynamic hedge assets would cover 80 per cent of the loss from the dynamically hedged variable annuity guarantee liabilities and the upper end of the range assumes the dynamic hedge assets would completely offset the loss from the dynamically hedged variable annuity guarantee liabilities. The range at March 31, 2012 was 66 to 74 per cent. Our stated goal is to have approximately 60 per cent of the underlying earnings sensitivity to equity markets offset by hedges by the end of 2012 and 75 per cent by the end of 2014.

As outlined in our 2011 Annual Report, the macro hedging strategy is designed to mitigate public equity risk arising from variable annuity guarantees not dynamically hedged and from other products and fees.  In addition, our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products (see MD&A in our 2011 Annual Report).

The tables below show the potential impact on net income attributed to shareholders resulting from an immediate 10, 20 and 30 per cent change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities.  The potential impact is shown before and after taking into account the impact of the change in markets on the hedge assets.  The potential impact is shown assuming that the change in value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities and also is shown assuming the change in value is not completely offset.

While we cannot reliably estimate the amount of the change in dynamically hedged variable annuity guarantee liabilities that will not be offset by the profit or loss on the dynamic hedge assets, we make certain assumptions for the purposes of estimating the impact on shareholders’ net income. We report the impact based on the assumption that for a 10, 20 and 30 per cent decrease in the market value of equities, the profit from the hedge assets offsets 80, 75 and 70 per cent, respectively, of the loss arising from the change in the policy liabilities associated with the guarantees dynamically hedged. For a 10, 20 and 30 per cent market increase in the market value of equities the loss on the dynamic hedges is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity guarantee liabilities, respectively.  It is also important to note that these estimates are illustrative, and that the hedge program may underperform these estimates, particularly during periods of high realized volatility and/or periods where both interest rates and equity market movements are unfavourable.

August 9, 2012 – Press Release Reporting Second Quarter Results

Potential impact on annual net income attributed to shareholders arising from changes to public equity returns(1)

As at June 30, 2012
C$ millions	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity of net income attributed to shareholders(2)
Variable annuity guarantees	$(5,950)	$(3,760)	$(1,730)	$1,440	$2,610	$3,540
Asset based fees	(260)	(170)	(90)	90	170	260
General fund equity investments(3)	(270)	(180)	(90)	90	180	270
Total underlying sensitivity	$(6,480)	$(4,110)	$(1,910)	$1,620	$2,960	$4,070
Impact of hedge assets
Impact of macro hedge assets	$1,580	$1,050	$530	$(530)	$(1,050)	$(1,580)
Impact of dynamic hedge assets assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	3,180	1,990	890	(690)	(1,210)	(1,590)
Total impact of hedge assets assuming the change in value of the dynamic hedge assets completely offsets the change in the dynami-cally hedged variable annuity guarantee liabilities	$4,760	$3,040	$1,420	$(1,220)	$(2,260)	$(3,170)
Net impact assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	$(1,720)	$(1,070)	$(490)	$400	$700	$900
Impact of assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(4)	(950)	(490)	(180)	(140)	(300)	(480)
Net impact assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(4)	$(2,670)	$(1,560)	$(670)	$260	$400	$420
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedges if dynamic hedge assets completely offset the change in the dynamically hedged variable annuity guarantee liability	73%	74%	74%	75%	76%	78%
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedge assets if dynamic hedge assets do not completely offset the change in the dynamical-ly hedged variable annuity guarantee liability(4)	59%	62%	65%	84%	86%	90%

(1)	See “Caution related to sensitivities” above.

(2)	Defined as earnings sensitivity to a change in public equity markets including settlements on reinsurance contracts, but before the offset of hedge assets or other risk mitigants.

(3)
This impact for general fund equities is calculated as at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The sensitivities assume that the participating policy funds are self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(4)
For a 10, 20 and 30 per cent market decrease, the gain on the dynamic hedge assets is assumed to be 80, 75 and 70 per cent of the loss from the dynamically hedged variable annuity guarantee liabilities, respectively. For a 10, 20 and 30 per cent market increase, the loss on the dynamic hedges is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity policy liabilities, respectively. For presentation purposes, numbers are rounded.

August 9, 2012 – Press Release Reporting Second Quarter Results

As at March 31, 2012
C$ millions	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity of net income attributed to shareholders(2)
Variable annuity guarantees	$(5,410)	$(3,340)	$(1,510)	$1,180	$2,080	$2,780
Asset based fees	(270)	(180)	(90)	90	180	270
General fund equity investments(3)	(300)	(200)	(100)	100	190	290
Total underlying sensitivity	$(5,980)	$(3,720)	$(1,700)	$1,370	$2,450	$3,340
Impact of hedge assets
Impact of macro hedge assets	$1,590	$1,060	$530	$(530)	$(1,060)	$(1,590)
Impact of dynamic hedge assets assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	2,790	1,700	740	(520)	(880)	(1,140)
Total impact of hedge assets assuming the change in value of the dynamic hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	$4,380	$2,760	$1,270	$(1,050)	$(1,940)	$(2,730)
Net impact assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	$(1,600)	$(960)	$(430)	$320	$510	$610
Impact of assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(4)	(840)	(430)	(150)	(100)	(210)	(340)
Net impact assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(4)	$(2,440)	$(1,390)	$(580)	$220	$300	$270
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedges if dynamic hedge assets completely offset the change in the dynamically hedged variable annuity guarantee liability	73%	74%	74%	77%	79%	82%
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedge assets if dynamic hedge assets do not completely offset the change in the dynamically hedged variable annuity guarantee liability(4)	59%	63%	66%	84%	88%	92%

(1)	See “Caution related to sensitivities” above.

(2)	Defined as earnings sensitivity to a change in public equity markets including settlements on reinsurance contracts, but before the offset of hedge assets or other risk mitigants.

(3)
This impact for general fund equities is calculated as at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The sensitivities assume that the participating policy funds are self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(4)
For a 10, 20 and 30 per cent market decrease, the gain on the dynamic hedge assets is assumed to be 80, 75 and 70 per cent of the loss from the dynamically hedged variable annuity guarantee liabilities, respectively. For a 10, 20 and 30 per cent market increase, the loss on the dynamic hedges is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity policy liabilities, respectively. For presentation purposes, numbers are rounded.

August 9, 2012 – Press Release Reporting Second Quarter Results

Potential impact on MLI’s MCCSR ratio arising from public equity returns different than the expected return for policy liability valuation(1),(2)

	Impact on MLI MCCSR
percentage points	-30%	-20%	-10%	+10%	+20%	+30%
June 30, 2012	(21)	(13)	(6)	1	4	8
March 31, 2012	(20)	(12)	(5)	5	9	15

(1)	See ”Caution related to sensitivities” above.

(2)
For a 10, 20 and 30 per cent market decrease the gain on the dynamic hedge assets is assumed to be 80, 75 and 70 per cent of the loss from the dynamically hedged variable annuity guarantee liabilities, respectively. For a 10, 20 and 30 per cent market increase the loss on the dynamic hedge assets is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity guarantee liabilities, respectively.

The following table shows the notional value of shorted equity futures contracts utilized for our variable annuity guarantee dynamic hedging and our macro equity risk hedging strategies.

As at
C$ millions	June 30, 2012	March 31, 2012
For variable annuity guarantee dynamic hedging strategy	$ 10,700	$ 8,600
For macro equity risk hedging strategy	6,200	6,200
Total	$ 16,900	$ 14,800

During the quarter we did not add any additional in-force blocks to our dynamic hedge strategy.   Equity markets decreased during the second quarter of 2012, and as a result rebalancing trades were required in the dynamic hedging programs to hedge the additional delta risk.

In the macro hedging program, $150 million of Topix futures were transacted late in the quarter. However, the notional values of the existing macro futures decreased due to the market decline. As a result, the total notional value was flat for the quarter.

D6         Interest rate and spread risk

As at June 30, 2012, the sensitivity of our quarterly net income attributed to shareholders to a 100 basis point parallel decline in interest rates was $300 million, ahead of our 2014 year end goal of $1.1 billion. The $600 million decrease in sensitivity from March 31, 2012 was attributable to the change in future reinvestment scenario associated with the update in URR assumptions, wider credit spreads, current period trading activity and changes to investment strategies. The annual review of actuarial methods and assumptions will be completed in the third quarter of 2012. We cannot currently estimate the impact on interest rate and spread sensitivity, however our current expectation is that it may lead to an increase in sensitivity.

The 100 basis point parallel decline includes a change of one per cent in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates, and with a floor of zero on government rates and corporate spreads, relative to the rates assumed in the valuation of policy liabilities, including embedded derivatives. Any impact of moving to a different prescribed reinvestment scenario, should interest rates and spreads decline in parallel and by the amounts indicated, is incorporated into the earnings sensitivities.  For this reason, the impact of changes to rates for less than the amounts indicated, are unlikely to be linear. For variable annuity guarantee liabilities that are dynamically hedged, it is assumed that interest rate hedges are rebalanced at 20 basis point intervals.

The income impact does not allow for any future potential changes to the URR assumptions or other potential impacts of lower interest rate levels, for example, increased strain on the sale of new business, lower interest earned on our surplus assets, or updates to actuarial assumptions related to variable annuity bond fund calibration. It also does not reflect potential management actions to realize gains or losses on AFS fixed income assets held in the surplus

August 9, 2012 – Press Release Reporting Second Quarter Results

segment in order to partially offset changes in MLI’s MCCSR ratio due to changes in interest rate levels.

Potential impact on quarterly net income attributed to shareholders and MLI’s MCCSR ratio of an immediate one per cent parallel change in interest rates relative to rates assumed in the valuation of policy liabilities(1),(2),(3),(4)

As at	June 30, 2012		March 31, 2012
	-100bp	+100bp	-100bp	+100bp
Net Income attributed to shareholders: (C$ millions)
Excluding change in market value of AFS fixed income assets held in the surplus segment	$ (300)	$ 400	$ (900)	$ 500
From fair value changes in AFS assets held in surplus, if realized	900	(800)	800	(700)
MLI’s MCCSR (Percentage points):
Before impact of change in market value of AFS fixed income assets held in the surplus segment	(13)	12	(17)	20
From fair value changes in AFS assets held in surplus, if realized	6	(5)	5	(5)

(1)	See “Caution related to sensitivities” above.

(2)	The sensitivities assume that the participating policy funds are self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in interest rates.

(3)
The amount of gain or loss that can be realized on AFS fixed income assets held in the surplus segment will depend on the aggregate amount of unrealized gain or loss. The table above only reflects the impact of the change in the unrealized position, as the total unrealized position will depend upon the unrealized position at the beginning of the period.

(4)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business, investment markets and asset trading during the quarter. Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities. Impact of realizing 100% of market value of AFS fixed income is as of the end of the quarter.

The following table shows the potential impact on net income attributed to shareholders resulting from a change in credit spreads and swap spreads over government bond rates for all maturities across all markets with a floor of zero on the total interest rate, relative to the spreads assumed in the valuation of policy liabilities.
Potential impact on quarterly net income attributed to shareholders arising from changes to corporate spreads and swap spreads(1),(2),(3)
C$ millions As at	June 30, 2012	March 31, 2012

Corporate spreads(4)
Increase 50 basis points	$ 600	$ 400
Decrease 50 basis points	(600)	(800)
Swap spreads
Increase 20 basis points	$ (600)	$ (600)
Decrease 20 basis points	600	600

(1)	See “Caution related to sensitivities” above.

(2)
The impact on net income attributed to shareholders assumes no gains or losses are realized on our AFS fixed income assets held in the surplus segment and excludes the impact arising from changes in off-balance sheet bond fund value arising from changes in credit spreads. The sensitivities assume that the participating policy funds are self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in corporate spreads.

(3)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business, investment markets and asset trading during the quarter. Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities.

(4)	Corporate spreads are assumed to grade to an expected long-term average over five years.

August 9, 2012 – Press Release Reporting Second Quarter Results

E	ACCOUNTING MATTERS AND CONTROLS

E1         Critical accounting and actuarial policies
Our significant accounting policies under IFRS are described in note 1 to our Consolidated Financial Statements for the year ended December 31, 2011.  The critical accounting policies and the estimation processes related to the determination of insurance contract liabilities, fair values of financial instruments, the application of derivative and hedge accounting, the determination of pension and other post-employment benefit obligations and expenses, and accounting for income taxes and uncertain tax positions are described on pages 65 to 73 of our 2011 Annual Report.

E2         Sensitivity of policy liabilities to changes in assumptions
When the assumptions underlying our determination of policy liabilities are updated to reflect recent and emerging experience or change in outlook, the result is a change in the value of policy liabilities which in turn affects income. The sensitivity of after-tax income to changes in asset related assumptions underlying policy liabilities is shown below, assuming that there is a simultaneous change in the assumption across all business units.

For changes in asset related assumptions, the sensitivity is shown net of the corresponding impact on income of the change in the value of the assets supporting liabilities. In practice, experience for each assumption will frequently vary by geographic market and business and assumption updates are made on a business/geographic specific basis. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of our internal models.

Most participating business is excluded from this analysis because of the ability to pass both favourable and adverse experience to the policyholders through the participating dividend adjustment.

Potential impact on annual net income attributed to shareholders arising from changes in policy liabilities asset related assumptions

C$ millions	Increase (decrease) in after-tax income
As at	June 30, 2012		March 31, 2012
Asset related assumptions updated periodically in valuation basis changes	Increase	Decrease	Increase	Decrease
100 basis point change in ultimate fixed income re-investment rates(1)	$1,700	$ (2,100)	$1,700	$(1,800)
100 basis point change in future annual returns for public equities(2)	900	(800)	900	(800)
100 basis point change in future annual returns for other alternative assets(3)	4,600	(4,100)	4,000	(3,700)
100 basis point change in equity volatility assumption for stochastic segregated fund modeling(4)	(300)	300	(300)	300

(1)
Current URRs in Canada are 1.00% per annum and 3.00% per annum for short and long-term bonds, respectively, and in the U.S. are 0.80% per annum and 3.60% per annum for short and long-term bonds, respectively.  Since the URRs are based upon a five and ten year rolling average of government bond rates and the URR valuation assumptions are currently higher than the June 30, 2012 government bond rates, continuation of current rates or a further decline could have a material impact on net income.  However, for this sensitivity, we assume the URRs decline with full and immediate effect.

(2)
Expected long-term annual market growth assumptions for public equities pre-dividends for key markets are based on long-term historical observed experience and are 7.6% per annum in Canada, 8.0% per annum in the U.S., 5.2% per annum in Japan and 9.5% per annum in Hong Kong.  These returns are then reduced by margins for adverse deviation to determine net yields used in the valuation.  The amount includes the impact on both segregated fund guarantee reserves and on other policy liabilities. For a 100 basis point increase in expected growth rates, the impact from segregated fund guarantee reserves is $600 million (March 31, 2012 – $600 million).  For a 100 basis point decrease in expected growth rates, the impact from segregated fund guarantee reserves is $(600) million (March 31, 2012– $(600) million).

August 9, 2012 – Press Release Reporting Second Quarter Results

(3)
Other alternative assets include commercial real estate, timber and agricultural real estate, oil and gas, and private equities. The increase of $400 million in sensitivity from March 31, 2012 to June 30, 2012 is primarily related to the decline in fixed interest rates in the quarter and the appreciation in certain currencies against the Canadian dollar.

(4)
Volatility assumptions for public equities are based on long-term historic observed experience and are 18.05% per annum in Canada and 16.55% per annum in the U.S. for large cap public equities, and 18.35% per annum in Japan and 34.1% per annum in Hong Kong.

E3         Future accounting and reporting changes

There are a number of accounting and reporting changes issued under IFRS including those still under development by the International Accounting Standards Board (“IASB”) that will impact the Company beginning in 2013 and later. A summary of the most recently issued new accounting standards is as follows:

Topic	Effective date	Measurement / Presentation	Expected impact
Amendments to IFRS 10 “Consolidated Financial Statements”, IFRS 11 “Joint Arrangements” and IFRS 12 “Disclosure of Interests in Other Entities”	Jan 1, 2013	Disclosure	Not expected to have a significant impact.
Annual Improvements 2009-2011 Cycle	Jan 1, 2013	Measurement and disclosure	Not expected to have a significant impact.
IFRS 10, IFRS 11, IFRS 12 and amendments to IAS 27, and IAS 28 regarding consolidation, disclosures and related matters	Jan 1, 2013	Measurement and disclosure	Not expected to have a significant impact.
IFRS 13 “Fair Value Measurement”	Jan 1, 2013	Measurement and disclosure	Not expected to have a significant impact.
Amendments to IAS 1 “Presentation of Financial Statements”	Jan 1, 2013	Presentation	Not expected to have a significant impact.
Amendments to IAS 19 “Employee Benefits”	Jan 1, 2013	Measurement	Could have a material adverse effect on the financial statements and regulatory capital at transition and subsequently.
IFRS 9 “Financial Instruments”	Jan 1, 2015	Measurement	Currently assessing.

Amendments to IFRS 10 “Consolidated Financial Statements”, IFRS 11 “Joint Arrangements” and IFRS 12 “Disclosure of Interests in Other Entities”

In June 2012, the IASB issued additional transition guidance for IFRS 10, IFRS 11 and IFRS 12 which clarifies that the date of initial application of these standards is January 1, 2013. Comparative disclosures are limited to the period that immediately precedes the first annual period of application and are not required for unconsolidated structured entities. It reiterates that IFRS 10 is retrospectively applicable, however, provides relief from retrospective adjustments where consolidation conclusions are unaffected by the adoption. These transition amendments are effective upon adoption of the amended standards on January 1, 2013 and will be applied to the Company’s 2013 financial statements. These amendments will not have a significant impact to the Company’s financial statements.

Annual Improvements 2009-2011 Cycle

In May 2012, the IASB issued minor amendments to five different standards as part of the Annual Improvements process. The amendments are effective January 1, 2013 and will be applied to the Company’s 2013 financial statements. None of these amendments are expected to have a material change to the classification, measurement or presentation of any items in the Company’s financial statements.

For additional information please refer to our 2011 Annual Report.

August 9, 2012 – Press Release Reporting Second Quarter Results

F         OTHER

F1         Performance and Non-GAAP Measures

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses.  Non-GAAP measures include: Net Income (Loss) Excluding the Direct Impact of Equity Markets and Interest Rates; Net Income Excluding Notable Items; Net Income in Accordance with U.S. GAAP; Total Equity in Accordance with U.S. GAAP; Diluted Earnings (Loss) per Share excluding Convertible Instruments; Return on Common Shareholders’ Equity; Constant Currency Basis; Deposits; Premiums and Deposits; Funds under Management; Capital; New Business Embedded Value; and Sales. Non-GAAP financial measures are not defined terms under GAAP and, therefore, with the exception of Net Income in Accordance with U.S. GAAP and Total Equity in Accordance with U.S. GAAP (which are comparable to the equivalent measures of issuers whose financial statements are prepared in accordance with U.S. GAAP), are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

Net income (loss) excluding the direct impact of equity markets and interest rates is a non-GAAP profitability measure.  It shows what the net income (loss) attributed to shareholders would have been assuming that interest and equity markets performed as assumed in our policy valuation.  The direct impact of equity markets and interest rates is relative to our policy liability valuation assumptions and includes changes to the interest rate assumptions.  We also include gains and losses on the sale of AFS bonds as management may have the ability to partially offset the direct impacts of changes in interest rates reported in the liability segments.  We consider the gains or losses on the variable annuity business that is dynamically hedged to be an indirect impact, not a direct impact, of changes in equity markets and interest rates and accordingly, such gains and losses are reflected in this measure.

Net income excluding notable items is a non-GAAP profitability measure. It shows what the net income (loss) attributed to shareholders would have been assuming that interest and equity markets performed as assumed in our policy valuation and the notable items indicated in our press release announcing our 2012 second quarter results had not occurred.

Net income in accordance with U.S. GAAP is a non-GAAP profitability measure.  It shows what the net income would have been if the Company had applied U.S. GAAP as its primary financial reporting basis.  We consider this to be a relevant profitability measure given our large U.S. domiciled investor base and for comparability to our U.S. peers who report under U.S. GAAP.

Total equity in accordance with U.S. GAAP is a non-GAAP measure.  It shows what the total equity would have been if the Company had applied U.S. GAAP as its primary financial reporting basis.  We consider this to be a relevant measure given our large U.S. domiciled investor base and for comparability to our U.S. peers who report under U.S. GAAP.

Diluted earnings (loss) per share excluding convertible instruments, is a non-GAAP measure.  It shows diluted earnings (loss) per share excluding the dilutive effect of convertible instruments.

The following is a reconciliation of the denominator (weighted average number of common shares) in the calculation of basic and diluted earnings per share.

August 9, 2012 – Press Release Reporting Second Quarter Results

	June 30,
For the quarter ended in millions	2012	2011
Weighted average number of actual common shares outstanding	1,808	1,783
Dilutive number of shares for stock-based awards	-	3
Weighted average number of common shares used to calculate diluted earnings per share, excluding convertible instruments	1,808	1,786
Dilutive number of shares for convertible instruments	-	85
Weighted average number of common shares used in the diluted earnings per share calculation	1,808	1,871

Return on common shareholders’ equity (“ROE”) is a non-GAAP profitability measure that presents the net income available to common shareholders as a percentage of the capital deployed to earn the income.  The Company calculates return on common shareholders’ equity using average common shareholders’ equity excluding Accumulated Other Comprehensive Income (Loss) (“AOCI”) on AFS securities and cash flow hedges.

August 9, 2012 – Press Release Reporting Second Quarter Results

Return on common shareholders’ equity	Quarterly results
C$ millions	2Q 2012	1Q 2012	2Q 2011
Common shareholders’ net income (loss)	$(328)	$1,182	$468
Opening total equity attributed to common shareholders	$23,072	$22,402	$22,919
Closing total equity attributed to common shareholders	$23,070	$23,072	$23,201
Weighted average total equity available to common shareholders	$23,071	$22,737	$23,060
Opening AOCI on AFS securities and cash flow hedges	$198	$13	$255
Closing AOCI on AFS securities and cash flow hedges	$163	$198	$259
Adjustment for average AOCI	$(181)	$(106)	$(257)
Weighted average total equity attributed to common shareholders excluding average AOCI adjustment	$22,890	$22,631	$22,803
ROE based on weighted average total equity attributed to common shareholders (annualized)	(5.7)%	20.9%	8.1%
ROE based on weighted average total equity attributed to common shareholders excluding average AOCI adjustment (annualized)	(5.8)%	21.0%	8.2%

The Company also uses financial performance measures that are prepared on a constant currency basis, which exclude the impact of currency fluctuations and which are non-GAAP measures.  Quarterly amounts stated on a constant currency basis in this report are calculated, as appropriate, using the income statement and balance sheet exchange rates effective for the second quarter of 2012.

Premiums and deposits is a non-GAAP measure of top line growth.  The Company calculates premiums and deposits as the aggregate of (i) general fund premiums, net of reinsurance, reported as premiums on the Consolidated Statement of Income, (ii) premium equivalents for administration only group benefit contracts, (iii) premiums in the Canadian Group Benefits reinsurance ceded agreement, (iv) segregated fund deposits, excluding seed money, (v) mutual fund deposits, (vi) deposits into institutional advisory accounts, and (vii) other deposits in other managed funds.

Premiums and deposits	Quarterly results
C$ millions	2Q 2012	1Q 2012	2Q 2011
Net premium income	$(969)	$4,504	$4,182
Deposits from policyholders	5,623	6,294	5,086
Premiums and deposits per financial statements	$4,654	$10,798	$9,268
Add back premiums ceded relating to FDA coinsurance	5,428	-	-
Investment contract deposits	43	70	41
Mutual fund deposits	4,337	4,054	4,883
Institutional advisory account deposits	894	368	909
ASO premium equivalents	725	715	663
Group benefits ceded premiums	1,313	970	933
Other fund deposits	93	165	240
Total premiums and deposits	$17,487	$17,140	$16,937
Currency impact	-	82	537
Constant currency premiums and deposits	$17,487	$17,222	$17,474

August 9, 2012 – Press Release Reporting Second Quarter Results

Funds under management is a non-GAAP measure of the size of the Company.  It represents the total of the invested asset base that the Company and its customers invest in.

Funds under management	Quarterly results
C$ millions	2Q 2012	1Q 2012	2Q 2011
Total invested assets	$227,939	$223,837	$202,341
Total segregated funds net assets	203,563	205,953	198,797
Funds under management per financial statements	$431,502	$429,790	$401,138
Mutual funds	53,821	53,411	51,212
Institutional advisory accounts (excluding segregated funds)	21,805	21,758	21,745
Other funds	6,663	6,684	6,579
Total fund under management	$513,791	$511,643	$480,674
Currency impact	-	8,386	19,901
Constant currency funds under management	$513,791	$520,029	$500,575

Capital The definition we use for capital, a non-GAAP measure, serves as a foundation of our capital management activities at the MFC level.  For regulatory reporting purposes, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines used by OSFI.  Capital is calculated as the sum of (i) total equity excluding AOCI on cash flow hedges and (ii) liabilities for preferred shares and capital instruments.

Capital	Quarterly results
C$ millions	2Q 2012	1Q 2012	2Q 2011
Total equity	$26,085	$25,824	$25,381
Add AOCI loss on cash flow hedges	73	52	55
Add liabilities for preferred shares and capital instruments	3,511	4,501	3,439
Total Capital	$29,669	$30,377	$28,875

New business embedded value (“NBEV”) is the change in shareholders’ economic value as a result of sales in the reporting period. NBEV is calculated as the present value of expected future earnings, after the cost of capital, on actual new business sold in the period using future mortality, morbidity, policyholder behaviour, expense and investment assumptions that are consistent with the assumptions used in the valuation of our policy liabilities.

The principal economic assumptions used in the NBEV calculations in the second quarter were as follows:

	Canada	U.S.	Hong Kong	Japan
MCCSR ratio	150%	150%	150%	150%
Discount rate	8.50%	8.50%	9.25%	6.25%
Jurisdictional income tax rate	26%	35%	16.50%	33%
Foreign exchange rate	n/a	0.9991	0.1287	0.0125
Yield on surplus assets	4.50%	4.50%	4.50%	2.00%

August 9, 2012 – Press Release Reporting Second Quarter Results

Sales are measured according to product type:

For total individual insurance, sales include 100 per cent of new annualized premiums and 10 per cent of both excess and single premiums. For individual insurance, new annualized premiums reflect the annualized premium expected in the first year of a policy that requires premium payments for more than one year.  Sales are reported gross before the impact of reinsurance.  Single premium is the lump sum premium from the sale of a single premium product, e.g., travel insurance.

For group insurance, sales include new annualized premiums and administrative services only premium equivalents on new cases, as well as the addition of new coverages and amendments to contracts, excluding rate increases.

For individual wealth management contracts, all new deposits are reported as sales. This includes individual annuities, both fixed and variable; variable annuity products; mutual funds; college savings 529 plans; and authorized bank loans and mortgages.

For group pensions/retirement savings, sales of new regular premiums and deposits reflect an estimate of expected deposits in the first year of the plan with the Company. Single premium sales reflect the assets transferred from the previous plan provider. Sales include the impact of the addition of a new division or of a new product to an existing client. Total sales include both new regular and single premiums and deposits.

F2	Caution regarding forward-looking statements

From time to time, MFC makes written and/or oral forward-looking statements, including in this document.  In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others.  All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements in this document include, but are not limited to, statements with respect to our 2015 management objectives for earnings, management objectives with respect to hedging equity markets and interest rate risks, potential future charges related to fixed income URR assumptions if current low interest rates persist, the estimated impact of new equity calibration parameters and policyholder behaviour assumptions for guaranteed variable annuity and segregated funds, and the estimated third quarter 2012 charge related to the 2012 annual review of actuarial methods and assumptions.  The forward-looking statements in this document also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way. Certain material factors or assumptions are applied in making forward-looking statements, including in the case of our 2015 management objectives for earnings and return on equity, the assumptions described under “Key Planning Assumptions and Uncertainties” in our 2011 Annual Report and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: the factors identified in “Key Planning Assumptions and Uncertainties” in our 2011 Annual Report; general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults,

August 9, 2012 – Press Release Reporting Second Quarter Results

market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of valuation allowances against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behavior; the accuracy of other estimates used in applying accounting policies and actuarial methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as available for sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns; and our ability to protect our intellectual property and exposure to claims of infringement. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the body of this document as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management”, “Risk Management and Risk Factors” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent annual report, under “Risk Management and Risk Factors Update” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent interim report, in the “Risk Management” note to consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators. The forward-looking statements in this documents are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations as well as our objectives and strategic priorities, and may not be appropriate for other purposes.  We do not undertake to update any forward-looking statements, except as required by law.

August 9, 2012 – Press Release Reporting Second Quarter Results

Consolidated Statements of Income (Loss)

(Canadian $ in millions except per share information, unaudited)	For the three months ended
	June 30
	2012	2011
Revenue
Net premium income prior to FDA coinsurance1	$4,459	$4,182
Premiums ceded relating to FDA coinsurance	(5,428)	-
Investment income
Investment income	2,923	2,609
Realized/ unrealized gains on assets supporting insurance and investment contract liabilities 2	7,297	2,266
Other revenue	2,045	1,708
Total revenue	$11,296	$10,765
Contract benefits and expenses
To contractholders and beneficiaries
Death, disability and other claims	$2,409	$2,231
Maturity and surrender benefits	1,163	1,431
Annuity payments	807	723
Policyholder dividends and experience rating refunds	286	276
Net transfers from segregated funds	(229)	(64)
Change in insurance contract liabilities2	11,770	4,239
Change in investment contract liabilities	12	(41)
Ceded benefits and expenses	(1,543)	(1,110)
Change in reinsurance assets1	(5,664)	23
Net benefits and claims	$9,011	$7,708
General expenses	1,114	964
Investment expenses	259	240
Commissions	1,000	932
Interest expense	314	327
Net premium taxes	79	62
Total contract benefits and expenses	$11,777	$10,233
Income (loss) before income taxes	$(481)	$532
Income tax (expense) recovery	194	(37)
Net income (loss)	$(287)	$495
Less: Net income attributed to non-controlling interest in subsidiaries	44	4
Net income (loss) attributed to participating policyholders	(31)	1
Net income (loss) attributed to shareholders	$(300)	$490
Preferred share dividends	(28)	(22)
Common shareholders' net income (loss)	$(328)	$468

Basic earnings (loss) per common share	$(0.18)	$0.26
Diluted earnings (loss) per common share, excluding convertible instruments	$(0.18)	$0.26
Diluted earnings (loss) per common share	$(0.18)	$0.26

1 On June 29, 2012, the Company entered into a coinsurance agreement to insure 67% of the Company's book value of its fixed deferred annuity business. Under the terms of the agreement, the Company will maintain responsibility for servicing of the policies and has maintained 10% of the risk.

2 The volatility in realized/unrealized gain on assets supporting insurance and investment contract liabilities relates primarily to the impact of higher interest rates on bond and fixed income derivative positions as well as interest rate swaps supporting the dynamic hedge program. These items are mostly offset by gains (losses) reflected in the measurement of our policy obligations. For fixed income assets supporting insurance and investment contracts, equities supporting pass through products and derivatives related to variable annuity hedging programs, the impact of realized/unrealized gains on the assets is largely offset in the change in insurance and investment contract liabilities.

August 9, 2012 – Press Release Reporting Second Quarter Results

Consolidated Statements of Financial Position

(Canadian $ in millions, unaudited)
	As at June 30
Assets	2012	2011
Invested assets
Cash and short-term securities	$13,008	$12,823
Securities
Bonds	120,692	101,459
Stocks	10,717	10,631
Loans
Mortgages	34,737	33,195
Private placements	19,840	19,178
Policy loans	6,895	6,431
Bank loans	2,251	2,311
Real estate	8,136	6,346
Other invested assets	11,663	9,967
Total invested assets	$227,939	$202,341
Other assets
Accrued investment income	$1,806	$1,691
Outstanding premiums	966	751
Derivatives	16,772	4,322
Goodwill and intangible assets	5,423	5,804
Reinsurance assets	16,548	7,660
Deferred tax asset	1,962	1,318
Miscellaneous	4,628	4,913
Total other assets	$48,105	$26,459
Segregated funds net assets	$203,563	$198,797
Total assets	$479,607	$427,597

Liabilities and Equity
Policy liabilities
Insurance contract liabilities	$198,650	$159,286
Investment contract liabilities	2,509	2,551
Bank deposits	18,823	17,409
Deferred tax liability	763	925
Derivatives	7,975	3,203
Other liabilities	12,227	11,015
	$240,947	$194,389
Long-term debt	5,501	5,591
Liabilities for preferred shares and capital instruments	3,511	3,439
Segregated funds net liabilities	203,563	198,797
Total liabilities	$453,522	$402,216

Equity
Issued share capital
Preferred shares	$2,301	$1,618
Common shares	19,723	19,413
Contributed surplus	258	234
Shareholders' retained earnings	2,883	4,360
Shareholders' accumulated other comprehensive income (loss)	206	(806)
Total shareholders' equity	$25,371	$24,819
Participating policyholders' equity	233	160
Non-controlling interest in subsidiaries	481	402
Total equity	$26,085	$25,381
Total liabilities and equity	$479,607	$427,597

August 9, 2012 – Press Release Reporting Second Quarter Results